GRUPO CARSO, S.A. DE C.V.

05010168

July 29, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of June 30,2005 and 2004 for GRUPO CARSO, S.A. DE C.V.

This statements are the translated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**77,602,770**	**100**	**72,247,807**	**100**
2	**CURRENT ASSETS**	**33,100,234**	**43**	**27,726,026**	**38**
3	CASH AND SHORT-TERM INVESTMENTS	3,266,536	4	1,950,665	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	12,967,323	17	11,170,195	15
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,823,219	2	1,786,075	2
6	INVENTORIES	14,593,705	19	12,341,968	17
7	OTHER CURRENT ASSETS	449,451	1	477,123	1
8	**LONG-TERM**	**2,142,331**	**3**	**2,474,258**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	58,449	0	316,704	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,474,164	2	1,583,188	2
11	OTHER INVESTMENTS	609,718	1	574,366	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**38,291,264**	**49**	**37,407,851**	**52**
13	PROPERTY	30,499,097	39	28,370,257	39
14	MACHINERY AND INDUSTRIAL	35,874,314	46	36,356,971	50
15	OTHER EQUIPMENT	6,112,751	8	5,554,487	8
16	ACCUMULATED DEPRECIATION	35,382,360	46	34,412,753	48
17	CONSTRUCTION IN PROGRESS	1,187,462	2	1,538,889	2
18	**DEFERRED ASSETS (NET)**	**3,434,160**	**4**	**3,999,304**	**6**
19	**OTHER ASSETS**	**634,781**	**1**	**640,368**	**1**
20	**TOTAL LIABILITIES**	**39,699,004**	**100**	**39,796,926**	**100**
21	**CURRENT LIABILITIES**	**17,541,680**	**44**	**16,928,718**	**43**
22	SUPPLIERS	5,112,506	13	4,940,625	12
23	BANK LOANS	2,226,793	6	4,601,836	12
24	STOCK MARKET LOANS	2,200,000	6	2,143,997	5
25	TAXES TO BE PAID	1,596,559	4	1,562,540	4
26	OTHER CURRENT LIABILITIES	6,405,822	16	3,679,720	9
27	**LONG-TERM LIABILITIES**	**13,561,241**	**34**	**12,856,270**	**32**
28	BANK LOANS	10,509,801	26	9,143,325	23
29	STOCK MARKET LOANS	3,050,000	8	3,712,945	9
30	OTHER LOANS	1,440	0	-	0
31	**DEFERRED LOANS**	**8,205,948**	**21**	**9,818,776**	**25**
32	**OTHER LIABILITIES**	**390,135**	**1**	**193,162**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**37,903,766**	**100**	**32,450,881**	**100**
34	**MINORITY INTEREST**	**7,422,736**	20	**6,763,077**	21
35	**MAJORITY INTEREST**	**30,481,030**	**80**	**25,687,804**	**79**
36	**CONTRIBUTED CAPITAL**	**7,962,083**	**21**	**7,987,688**	**25**
37	PAID-IN CAPITAL STOCK (NOMINAL)	918,493	2	942,293	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,086,624	13	5,088,121	16
39	PREMIUM ON SALES OF SHARES	1,956,966	5	1,957,274	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**22,518,947**	**59**	**17,700,116**	**55**
42	RETAINED EARNINGS AND CAPITAL RESERVE	58,948,708	156	53,833,117	166
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(38,578,462)	(102)	(38,420,675)	(118)
45	NET INCOME FOR THE YEAR	2,148,701	6	2,287,674	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**3,266,536**	**100**	**1,950,665**	**100**
46	CASH	603,012	18	491,067	25
47	SHORT-TERM INVESTMENTS	2,663,524	82	1,459,598	75
18	**DEFERRED ASSETS (NET)**	**3,434,160**	**100**	**3,999,304**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	3,041,773	89	3,297,095	82
49	GOODWILL	72,276	2	451,241	11
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	320,111	9	250,968	6
21	**CURRENT LIABILITIES**	**17,541,680**	**100**	**16,928,718**	**100**
52	FOREING CURRENCY LIABILITIES	2,578,412	15	5,041,683	30
53	MEXICAN PESOS LIABILITIES	14,963,268	85	11,887,035	70
24	**STOCK MARKET LOANS**	**2,200,000**	**100**	**2,143,997**	**100**
54	COMMERCIAL PAPER	1,700,000	77	2,143,997	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	500,000	23	0	0
26	**OTHER CURRENT LIABILITIES**	**6,405,822**	**100**	**3,679,720**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	37,534	1	1,087	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	6,368,288	99	3,678,633	100
27	**LONG-TERM LIABILITIES**	**13,561,241**	**100**	**12,856,270**	**100**
59	FOREING CURRENCY LIABILITIES	10,310,124	76	8,855,466	69
60	MEXICAN PESOS LIABILITIES	3,251,117	24	4,000,804	31
29	**STOCK MARKET LOANS**	**3,050,000**	**100**	**3,712,945**	**100**
61	BONDS	3,050,000	100	3,712,945	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**1,440**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	1,440	100	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**8,205,948**	**100**	**9,818,776**	**100**
65	NEGATIVE GOODWILL	0	0	353,398	4
66	DEFERRED TAXES	8,205,789	100	9,465,332	96
67	OTHERS	159	-	46	-
32	**OTHER LIABILITIES**	**390,135**	**100**	**193,162**	**100**
68	RESERVES	162,097	42	188,708	98
69	OTHERS LIABILITIES	228,038	58	4,454	2
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY**	**(38,578,462)**	**100**	**(38,420,675)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	249,296	1	249,296	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(38,827,758)	(101)	(38,669,971)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	15,558,554	10,797,308
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	1,054	979
75	EMPLOYERS (*)	53,265	47,216
76	WORKERS (*)	28,525	30,706
77	CIRCULATION SHARES (*)	2,382,964,954	2,444,712,354
78	REPURCHASED SHARES (*)	362,035,046	300,287,646

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**37,153,847**	**100**	**32,799,040**	**100**
2	COST OF SALES	27,477,175	74	23,960,765	73
3	**GROSS INCOME**	**9,676,672**	**26**	**8,838,275**	**27**
4	OPERATING	5,281,719	14	4,633,157	14
5	**OPERATING INCOME**	**4,394,953**	**12**	**4,205,118**	**13**
6	TOTAL FINANCING COST	997,994	3	370,910	1
7	**INCOME AFTER FINANCING COST**	**3,396,959**	**9**	**3,834,208**	**12**
8	OTHER FINANCIAL OPERATIONS	(40,328)	0	46,478	-
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**3,437,287**	**9**	**3,787,730**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,223,533	3	1,533,126	5
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**2,213,754**	**6**	**2,254,604**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	613,883	2	542,804	2
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,827,637**	**8**	**2,797,408**	**9**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,827,637**	**8**	**2,797,408**	**9**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	59,269	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,768,368**	**7**	**2,797,408**	**9**
19	NET INCOME OF MINORITY INTEREST	619,667	2	509,734	2
20	**NET INCOME OF MAJORITY INTEREST**	**2,148,701**	**6**	**2,287,674**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**37,153,847**	**100**	**32,799,040**	**100**
21	DOMESTIC	33,651,478	91	29,554,540	90
22	FOREIGN	3,502,369	9	3,244,500	10
23	TRANSLATED IN TO DOLLARS (***)	315,806	1	276,237	1
6	**TOTAL FINANCING COST**	**997,994**	**100**	**370,910**	**100**
24	INTEREST PAID	1,687,556	169	1,134,521	306
25	EXCHANGE LOSSES	1,495,718	150	861,033	232
26	INTEREST EARNED	625,040	63	556,987	150
27	EXCHANGE PROFITS	1,425,141	143	788,771	213
28	GAIN DUE TO MONETARY POSITION	(135,669)	(14)	(283,913)	(77)
42	LOST IN DEVALUATION OF UDI'S	687	0	5,319	1
43	GAIN IN APPRECIATION OF UDI'S	117	0	292	0
8	**OTHER FINANCIAL OPERATIONS**	**(40,328)**	**100**	**46,478**	**100**
29	OTHER NET EXPENSES (INCOME) NET	10,285	26	51,132	110
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(50,613)	(126)	(4,654)	(10)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,223,533**	**100**	**1,533,126**	**100**
32	INCOME TAX	1,547,182	126	1,295,175	84
33	DEFERED INCOME TAX	(555,490)	(45)	(35,458)	(2)
34	WORKERS' PROFIT SHARING	262,321	21	244,649	16
35	DEFERED WORKERS' PROFIT SHARING	-30,480	-2	28,760	2

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	37,153,848	32,799,041
37	NET INCOME OF THE YEAR	3,905,271	872,347
38	NET SALES (**)	74,808,185	64,882,317
39	OPERATION INCOME (**)	9,319,818	8,549,595
40	NET INCOME OF MAYORITY INTEREST (**)	6,640,047	3,065,905
41	NET CONSOLIDATED INCOME (**)	8,097,045	4,091,837

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
FROM APRIL THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**19,093,051**	**100**	**17,211,344**	**100**
2	COST OF SALES	14,196,597	74	12,667,778	74
3	**GROSS INCOME**	**4,896,454**	**26**	**4,543,566**	**26**
4	OPERATING	2,681,263	14	2,341,953	14
5	**OPERATING INCOME**	**2,215,191**	**12**	**2,201,613**	**13**
6	TOTAL FINANCING COST	770,278	4	176,910	1
7	**INCOME AFTER FINANCING COST**	**1,444,913**	**8**	**2,024,703**	**12**
8	OTHER FINANCIAL OPERATIONS	(23,204)	0	3,493	-
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,468,117**	**8**	**2,021,210**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	531,665	3	747,184	4
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**936,452**	**5**	**1,274,026**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	281,420	1	296,683	2
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,217,872**	**6**	**1,570,709**	**9**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,217,872**	**6**	**1,570,709**	**9**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-13	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,217,885**	**6**	**1,570,709**	**9**
19	NET INCOME OF MINORITY INTEREST	285,872	1	257,176	1
20	**NET INCOME OF MAJORITY INTEREST**	**932,013**	**5**	**1,313,533**	**8**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**19,093,051**	**100**	**17,211,344**	**100**
21	DOMESTIC	17,206,447	90	15,534,213	90
22	FOREIGN	1,886,604	10	1,677,131	10
23	TRANSLATED IN TO DOLLARS (***)	172,058	1	140,582	1
6	**TOTAL FINANCING COST**	**770,278**	**100**	**176,910**	**100**
24	INTEREST PAID	1,188,122	154	420,623	238
25	EXCHANGE LOSSES	678,332	88	521,042	295
26	INTEREST EARNED	287,078	37	419,228	237
27	EXCHANGE PROFITS	783,653	102	327,906	185
28	GAIN DUE TO MONETARY POSITION	(25,623)	(3)	(17,807)	(10)
42	LOST IN DEVALUATION OF UDI'S	281	0	478	0
43	GAIN IN APPRECIATION OF UDI'S	103	0	292	0
8	**OTHER FINANCIAL OPERATIONS**	**(23,204)**	**100**	**3,493**	**100**
29	OTHER NET EXPENSES (INCOME) NET	20,741	89	5,608	161
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(43,945)	(189)	(2,115)	(61)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**531,665**	**100**	**747,184**	**100**
32	INCOME TAX	913,877	172	549,516	74
33	DEFERED INCOME TAX	(493,646)	(93)	79,862	11
34	WORKERS' PROFIT SHARING	142,304	27	102,622	14
35	DEFERED WORKERS' PROFIT SHARING	-30,870	-6	15,184	2

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,768,368**	**2,797,408**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	72,913	760,802
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,841,281**	**3,558,210**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	688,736	(2,096,402)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**3,530,017**	**1,461,808**
6	CASH FLOW FROM EXTERNAL FINANCING	(839,636)	2,027,757
7	CASH FLOW FROM INTERNAL FINANCING	(1,322,839)	(1,847,080)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,162,475)**	**180,677**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,642,401)**	**(1,981,674)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(274,859)	(339,189)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,541,395	2,289,854
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	3,266,536	1,950,665

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**72,913**	**760,802**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,286,080	1,245,988
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,213,167)	(485,186)
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**688,736**	**(2,096,402)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(446,548)	(1,732,694)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(390,461)	(696,215)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	957,028	(150,117)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(970,075)	253,705
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,538,792	228,919
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(839,636)**	**2,027,757**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(3,440,411)	-386,859
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	1,727,293	1,590,485
25	+ DIVIDEND RECEIVED	876,996	830,891
26	+ OTHER FINANCING	(3,514)	-6,760
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,322,839)**	**(1,847,080)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(3,602)	(27,279)
31	(-) DIVIDENS PAID	(1,144,070)	(781,479)
32	+ PREMIUM ON SALE OF SHARES	(175,167)	(1,038,322)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,642,401)**	**(1,981,674)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(221,617)	144,420
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,214,221)	(1,013,692)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(275,417)	(286,367)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	163,198	74,925
39	+ (-) OTHER ITEMS	(94,344)	(900,960)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 2 Year: 2005

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.45	%	8.53	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	21.78	%	11.94	%
3	NET INCOME TO TOTAL ASSETS (**)	10.43	%	5.66	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	4.58	%	14.35	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	4.90	%	10.15	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.96	times	0.90	times
7	NET SALES TO FIXED ASSETS (**)	1.95	times	1.73	times
8	INVENTORIES ROTATION (**)	3.79	times	3.82	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	55	days	53	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	16.15	%	12.27	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.16	%	55.08	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.05	times	1.23	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	32.47	%	34.92	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	35.42	%	34.37	%
15	OPERATING INCOME TO INTEREST PAID	2.60	times	3.71	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.88	times	1.63	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.89	times	1.64	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.06	times	0.91	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.83	times	0.70	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	18.62	%	11.52	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.65	%	10.85	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.85	%	(6.39)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.09	times	1.29	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	38.83	%	1,122.31	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	61.17	%	(1,022.31)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	73.93	%	51.15	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2005
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.76	$ 1.21
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 3.40	$ 1.88
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.14
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ 0.02	$ 0.13
8	CARRYING VALUE PER SHARE	$ 12.79	$ 10.51
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.13	$ 0.12
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.64 times	1.56 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.59 times	13.43 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 2 Year: 2005

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		13	2,382,964,954			2,382,964,954	918,493	
TOTAL			2,382,964,954	0	0	2,382,964,954	918,493	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
2,382,964,954
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A-1	362,035,046	12.08159	20.94000